UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   WILLIAM R. PORTER
   9208 SHAWNEE TRAIL
   BRENTWOOD, TN  37027
2. Date of Event Requiring Statement (Month/Day/Year)
   11/25/96
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   CENTRAL PARKING CORPORATION (PK)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SENIOR VICE PRESIDENT
   ACQUISITIONS
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (1)       10/01/06  Common Stock                 4,500      $31.8750   D
(right to buy)

Explanation of Responses:

(1)
Grant to reporting person of option to buy shares of common stock under the Company's 1995 Incentive and Nonqualified Stock Option
Plan for Key Personnel.  The option becomes exercisable in 25% increments on October 1, 1997, October 1, 1998, October 1, 1999 and
October 1, 2000.  Vesting may be accelerated in the event the Company attains certain performance objectives pursuant to the grant agreement.

SIGNATURE OF REPORTING PERSON
/S/ WILLIAM R. PORTER
DATE 12/04/96